SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2020

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

YPF Sociedad Anónima

ITEM

1 Translation of letter to the Buenos Aires Stock Exchange dated March 5, 2020.

TRANSLATION

Buenos Aires, March 5, 2020

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Re: Changes in the composition of the Board of Directors

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 section 8, Chapter VI of the ByMA Listing Regulations.

In that regard, we inform you that at its meeting held on March 5, 2020 the Company’s Board of Directors considered and decided to accept the resignation of Mr. Néstor José Di Pierro as Director for Class D shares, for strictly personal reasons.

According to the provisions of article 258 of the Ley General de Sociedades No. 19,550 and art. 13 of YPF’s bylaws -Vacancies-, the members of the Supervisory Committee for Class D shares appointed Mr. Horacio Oscar Forchiassin as Director for Class D shares by virtue of the vacancy caused by the resignation of Mr. Néstor José Di Pierro, with a tenure until the election of directors by the Shareholders’ Meeting.

Yours faithfully,

Ignacio Rostagno

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: March 5, 2020	By:	/s/ Ignacio Rostagno
	Name:	Ignacio Rostagno
	Title:	Market Relations Officer